Exhibit 99.2

BIT Mining Announces US$9.3 Million Registered Direct Offering

HONG KONG, Aug. 16, 2022 /PRNewswire/ -- BIT Mining Limited (NYSE: BTCM) ("BIT Mining" or the "Company"), a leading technology-driven cryptocurrency mining company, today announced that it has entered into a securities purchase agreement with certain institutional investors for the purchase and sale of 15,566,665 of the Company's American Depositary Shares ("ADSs"), Series A Warrants to purchase up to an aggregate of 15,566,665 ADSs and Series B Warrants to purchase up to an aggregate of 15,566,665 ADSs, at a combined purchase price of US$0.60 per ADS and associated warrants, in a registered direct offering. Each ADS represents ten (10) Class A ordinary shares, par value US$0.00005 per share, of BIT Mining. The offering is expected to close on or about August 18, 2022, subject to satisfaction of customary closing conditions.

Revere Securities LLC is acting as the exclusive placement agent for the offering.

The Series A Warrants will have an exercise price of US$0.66 per ADS, will be exercisable at any time upon issuance and will expire five years from the date of issuance. The Series B Warrants will have an exercise price of US$0.60 per ADS, will be exercisable at any time upon issuance and will expire two and a half years from the date of issuance.

The gross proceeds from the offering (without taking into account any proceeds from any future exercises of warrants issued), before deducting the placement agent's fees and other estimated offering expenses payable by the Company, are expected to be approximately US$9.3 million. The Company intends to use the net proceeds from this offering to invest in mining machines, expand infrastructure, improve working capital position and invest in new business opportunities.

The securities described above are being offered by BIT Mining pursuant to a "shelf" registration statement on Form F-3 (File No. 333-258329) originally filed with the U.S. Securities and Exchange Commission (the "SEC") on July 30, 2021 and declared effective by the SEC on May 17, 2022. The offering of such securities is being made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. A final prospectus supplement and the accompanying prospectus relating to the securities being offered will be filed with the SEC. Electronic copies of the final prospectus supplement and the accompanying prospectus may be obtained, when available, on the SEC's website at http://www.sec.gov or by contacting Revere Securities LLC at 650 Fifth Avenue, 35th Floor, New York, NY 10022, by phone at 212-688-2350 or e-mail at placement@reveresecurities.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About BIT Mining

BIT Mining (NYSE: BTCM) is a leading technology-driven cryptocurrency mining company, with a long-term strategy to create value across the cryptocurrency industry. Its business covers cryptocurrency mining, mining pool, data center operation and miner manufacturing. The Company owns the world's top blockchain browser BTC.com and the comprehensive mining pool business operated under BTC.com, providing multi-currency mining services including BTC, ETH and LTC. The Company also owns a 7-nanometer cryptocurrency mining machine manufacturer, Bee Computing, furnishing its self-efficiency with vertical integration with its supply chain.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Important factors that could cause BIT Mining's actual results to differ materially from those indicated in the forward-looking statements include, among others: the completion of the registered direct offering; the satisfaction of customary closing conditions related to the registered direct offering and the intended use of net proceeds from the registered direct offering. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For further information:

BIT Mining Limited
ir@btcm.group
ir.btcm.group
www.btcm.group

The Piacente Group, Inc.
Brandi Piacente
Tel: +1 (212) 481-2050
Email: BITMining@thepiacentegroup.com